SEC FILE NUMBER 000-19644 CUSIP NUMBER 16938M 104

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 1l-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended June 30, 2007

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended:  ________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant	China Broadband, Inc.
Former Name if Applicable	Alpha Nutra, Inc.
Address of Principal Executive Office (Street and Number)	1900 Ninth Street, 3rd Floor
City, State and Zip Code	Boulder, Colorado 80302

PART II
RULES12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report,   transition report on Form 10-K, Form 20-F, I  I-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of the required review of the Company’s financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Clive Ng	(303)	449-7733
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of   the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

	☐ Yes ☒ No

	Form 10-QSB for the three months ended March 31, 2007.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On January 23, 2007, the Company acquired all of the outstanding capital stock of China Broadband Ltd. pursuant to a Share Exchange Agreement by and between the Company, China Broadband Ltd. and the four shareholders of China Broadband Ltd., resulting in China Broadband Ltd. becoming a wholly owned subsidiary of the Company.  Effective on April 1, 2007, China Broadband Ltd. acquired a 51% controlling interest in an operating broadband cable Internet company based in the City of Jinan in the Shandong Region of China. The company is in the process of compiling its Quarterly Report on Form 10-QSB for the six months ended June 30, 2007.

CTI INDUSTRIES CORPORATION
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2007	By:	/s/ Clive Ng
Clive Ng Chairman and President